Sales of Common Shares of Daewoo Engineering & Construction by Shinhan Bank

On November 13, 2006, Shinhan Bank, a wholly owned bank subsidiary of Shinhan Financial Group, decided to sell 8,907,652 common shares of Daewoo Engineering & Construction for KRW 26,262 per share, or an aggregate sales price of KRW 233,937 million. The decision was made following a resolution of the creditors’ committee of Daewoo Engineering & Construction. Sales by Shinhan Bank and other creditors are expected to take place on December 15, 2006. Following the sales, Shinhan Bank will not own any shares of Daewoo Engineering & Construction.